SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CH2M HILL Companies, Ltd.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

N/A

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 24, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person I.R.S. Identification of Above Person AP VIII CH2 Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,214,400 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,214,400 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,400 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VIII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,214,400 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,214,400 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,400 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management VIII, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,214,400 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,214,400 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,400 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person OO

13D

1	Name of Reporting Person I.R.S. Identification of Above Person APH Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,214,400 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,214,400 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,400 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person PN

13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 3,214,400 shares of common stock, par value $0.01

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,214,400 shares of common stock, par value $0.01

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,214,400 shares of common stock, par value $0.01

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person OO

13D

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.01, of CH2M HILL Companies, Ltd., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 9191 South Jamaica Street, Englewood, Colorado, 80112.

Item 2.         Identity and Background

This Statement on Schedule 13D is filed jointly by (i) AP VIII CH2 Holdings, L.P., a Delaware limited partnership (“AP VIII CH2”), (ii) Apollo Advisors VIII, L.P., a Delaware limited partnership (“Advisors VIII”), (iii) Apollo Capital Management VIII, LLC, a Delaware limited liability company (“Capital Management VIII”), (iv) APH Holdings, L.P., an exempted limited partnership registered in the Cayman Islands (“APH Holdings”), and (v) Apollo Principal Holdings III GP, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Principal III GP”).  The foregoing are referred to herein collectively as the “Reporting Persons.”  The principal address of each of AP VIII CH2, Advisors VIII and Capital Management VIII is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address of each of APH Holdings and Principal III GP is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands.

AP VIII CH2 is principally engaged in the business of investment in securities of the Issuer.  Advisors VIII serves as the general partner of AP VIII CH2, and is principally engaged in the business of serving as the general partner of AP VIII CH2 and other investment funds.  Capital Management VIII serves as the general partner of Advisors VIII and is principally engaged in the business of serving as the general partner of Advisors VIII.  APH Holdings serves as the sole member-manager of Capital Management VIII and is principally engaged in serving as the sole member-manager of Capital Management VIII and sole shareholder or sole member and manager of other Apollo advisor entities.  Principal III GP serves as the general partner of APH Holdings and is principally engaged in the business of serving as the general partner of APH Holdings and other Apollo advisor entities.

Attached as Appendix A to Item 2 is information concerning the directors of Principal III GP as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

AP VIII CH2 acquired 3,214,400 shares of Series A preferred stock, par value $0.01 (the “Preferred Stock”) from the Issuer on June 24, 2015 for an aggregate purchase price of $199,999,968 in cash.  Each share of the Preferred Stock is initially convertible into one share of common stock of the Issuer at the option of the holder.  AP VIII CH2 obtained the funds to purchase the shares of Preferred Stock from capital contributions from its limited partners.

Item 4.         Purpose of Transaction

All of the shares of Preferred Stock that are held of record by AP VIII CH2, and the shares of common stock of the Issuer that are issuable upon conversion of the Preferred Stock and that may be deemed to be beneficially owned by the Reporting Persons, as reported herein, were acquired for investment purposes.  The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional shares of Preferred Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Preferred Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law.  The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.  Under the terms of the Subscription Agreement dated as of May 27, 2015 (the “Subscription Agreement”) entered into by the Issuer and AP VIII CH2, the Issuer has the right to require AP VIII CH2 to purchase an additional 1,607,200 shares of Preferred Stock (the “Additional Preferred Stock”).  If the Issuer has not required AP VIII CH2 to purchase the Additional Preferred Stock by June 24, 2016, AP VIII CH2 must purchase the Additional Preferred Stock on that date.  None of the Reporting Persons currently has any other plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D.  However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5.         Interest in Securities of the Issuer

The shares of common stock of the Issuer reported as beneficially owned by the Reporting Persons includes only shares that are issuable upon conversion of the shares of Preferred Stock held of record by AP VIII CH2.  None of the Reporting Persons is a record holder of any shares of the common stock of the Issuer.  Each of the Reporting Persons disclaims beneficial ownership of all of the shares of common stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Statement on Schedule 13D which is incorporated herein by reference.  The percentage of common stock beneficially owned by each Reporting Person is based on an aggregate of 30,515,657 shares of common stock, consisting of (i) 27,301,257 shares of common stock of the Issuer that were outstanding as of May 1, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 6, 2015, and (ii) 3,214,400 shares of common stock of the Issuer that are issuable upon conversion of the 3,214,400 shares of Preferred Stock of the Issuer held by AP VIII CH2.

(b)                                 See the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Preferred Stock of the Issuer within the last 60 days by the Reporting Persons other than as described in this Schedule 13D.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Subscription Agreement

On May 27, 2015, AP VIII CH2 and the Issuer entered into the Subscription Agreement, pursuant to which the Issuer agreed to sell an aggregate of 4,821,600 shares of Preferred Stock to AP VIII CH2 at a price of $62.22 per share.  Under the terms of the Subscription Agreement, AP VIII CH2 purchased 3,214,400 shares of Preferred Stock at an initial closing that took place on June 24, 2015, and agreed to purchase an additional 1,607,200 shares of Preferred Stock at a second closing, subject to the satisfaction or waiver of certain conditions set forth in Subscription Agreement, at the earlier of the election of the Issuer or on June 24, 2016 (the one-year anniversary of the initial closing).  Each share of Preferred Stock is initially convertible into one share of common stock of the Issuer, subject to adjustments as described below.

Certificate of Designation

On June 22, 2015, in anticipation of the initial purchase of shares of Preferred Stock by AP VIII CH2 pursuant to the Subscription Agreement, the Issuer filed a Certificate of Designation of Series A Preferred Stock (the “Certificate of Designation”) with the Secretary of State of the State of Delaware.  Each share of Preferred Stock is convertible into one share of common stock of the Issuer, subject to adjustment as described in the Certificate of Designation.  .

Under the terms of the Certificate of Designation, a holder of outstanding shares of the Preferred Stock may elect to convert any or all of such holder’s shares of Preferred Stock into a number of shares of common stock of the Issuer as is determined by dividing $62.22 (the “Original Issue Price”) by $62.22 (the “Initial Conversion Price”).  If, after the fifth anniversary of the initial closing under the Subscription Agreement, the stockholders of the Issuer fail to approve certain transactions that have been approved by the board of directors of the Issuer, the Initial Conversion Price will be reduced to $52.65, and will be further reduced to $47.86 if the stockholders of the Issuer also fail to approve amendments to the Certificate of Designation as necessary for the Issuer to proceed with an initial public offering.  The Initial Conversion Price is also subject to adjustments on a broad-based, weighted-average basis upon the issuance of shares of common stock of the Issuer or certain equivalent securities at a price per share less than the Initial Conversion Price as adjusted to date, including upon a stock split, dividends, exchanges, mergers or consolidations, or certain other dilutive issuances, subject to certain exclusions., as more fully described in the Certificate of Designation.

Under the Certificate of Designation, all outstanding shares of Preferred Stock, plus accrued and unpaid dividends, automatically will be converted into shares of the Issuer’s common stock at the then effective conversion price, immediately prior to the closing of any firm-commitment, underwritten public offering of the Issuer in which the aggregate proceeds to the Issuer exceed $200,000,000 (before deduction of underwriters’ discounts and commissions), and subject to the satisfaction of certain other conditions.

The Certificate of Designation also provides for payment of dividends to holders of Preferred Stock, voting rights and the redemption of the Preferred Stock by the Issuer under certain circumstances.

Investor Rights Agreement

On June 24, 2015, in connection with the initial closing under the Subscription Agreement, the Issuer and AP VIII CH2 entered into an Investor Rights Agreement (the “Investor Rights Agreement”).  Among other things, under the Investor Rights Agreement, AP VIII CH2 is granted customary registration rights, as well as preemptive rights with respect to future issuances of the Issuer’s securities and the right to cause the Issuer to pursue an initial public offering or initiate a process to sell the Issuer if the Issuer has not redeemed the Preferred Stock held by AP VIII CH2, initiated an initial public offering process or completed a sale of the Issuer prior to the fifth anniversary of the initial closing of AP VIII CH2’s purchase of Preferred Stock under the Subscription Agreement. Pursuant to the Investor Rights Agreement, for so long as AP VIII CH2 continues to hold a minimum required number of shares of Preferred Stock, AP VIII CH2 will have the right to designate two directors to the board of directors of the Issuer.

The Investor Rights Agreement prohibits AP VIII CH2 from transferring any shares of the Preferred Stock without the prior written consent of the Issuer prior to the fifth anniversary of the initial closing under the Subscription Agreement (or the sixth anniversary under certain circumstances where an initial public offering is in progress) unless the Issuer has completed its initial public offering and all lock-up agreements or related restrictions applicable to AP VIII CH2 have terminated.  In addition, after the termination of the restrictions on transfer described in the preceding sentence, AP VIII CH2 may not transfer any shares to a competitor of the Issuer or in any manner that would materially impact the Issuer’s security clearances or would violate applicable law.

The summaries of the Subscription Agreement as described in this Item 6 and in Item 4 above, and of the Certificate of Designation and the Investor Rights Agreement as described in this Item 6, do not purport to be complete and are qualified in their entirety by reference to such agreements, which are attached to this Statement on Schedule 13D as Exhibit 2, Exhibit 3 and Exhibit 4, respectively, and are incorporated herein by this reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                                           Joint Filing Agreement dated as of July 23, 2015, by and among the Reporting Persons

Exhibit 2:                                           Subscription Agreement dated as of May 27, 2015, by and between the Issuer and AP VIII CH2 (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2015 (File No. 000-27261)

Exhibit 3:                                           Certificate of Designation of Series A Preferred Stock of CH2M HILL Companies, Ltd. (incorporated herein by reference to Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2015 (File No. 000-27261)

Exhibit 4                                               Investor Rights Agreement dated as of June 24, 2015, by and between the Issuer and AP VIII CH2 (incorporated herein by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2015 (File No. 000-27261)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: July 23, 2015

AP VIII CH2 HOLDINGS, L.P.

	By:	Apollo Advisors VIII, L.P.
its managing general partner

		By:	Apollo Capital Management VIII, LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO ADVISORS VIII, L.P.

	By:	Apollo Capital Management VIII, LLC
its general partner

		By:	/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO CAPITAL MANAGEMENT VIII, LLC

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APH HOLDINGS, L.P.

	By:	Apollo Principal Holdings III GP, Ltd.
its general partner

	By:		/s/ Laurie D. Medley
		Name:	Laurie D. Medley
		Title:	Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

	By:	/s/ Laurie D. Medley
	Name:	Laurie D. Medley
	Title:	Vice President

APPENDIX A

The following sets forth information with respect to the directors of Principal III GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Messrs. Leon D. Black, Joshua Harris and Marc Rowan are the directors of Principal III GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as directors of Principal III GP and as executive officers, managers and directors, as the case may be, of other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose..